[Cadwalader, Wickersham & Taft LLP Letterhead]

February 26, 2016

Via Edgar Transmission
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Ashford Hospitality Prime, Inc. Soliciting material pursuant to Rule 14a-12 filed on Form 8-K Filed January 15, 2016 File No. 001-35972
Dear Mr. Orlic:
We are writing on behalf of Ashford Hospitality Prime, Inc. (the "Company"), in response to the comments of the staff (the "Staff") of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") set forth in the letter dated January 20, 2016 (the "Comment Letter"), concerning the above referenced soliciting material filed on Form 8-K with the Commission on January 15, 2016 (the "Filing").
Each comment of the Staff is set forth below, followed by the corresponding response.  For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.
General

1.
Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the following assertions, and characterize them and all similar statements as beliefs in future filings:

•	"…Sessa is solely interested in an immediate sale of the Company, regardless of whether it is in the best interest of the Company's shareholders."
The Company acknowledges the Staff's comment and respectfully submits that the Company has a reasonable basis for this statement.  The Company directs the Staff's attention to several statements that Sessa Capital ("Sessa") has made in private meetings with representatives of the Company indicating that "Sessa is solely interested in an immediate sale of the Company, regardless of whether it is in the best interest of the Company's shareholders."
In a meeting on January 5, 2016 between John Petry of Sessa Capital and two of the Company's independent directors, Curtis McWilliams and Michael Murphy, Mr. Petry stated that the only acceptable outcome of the strategic review process is a sale of the Company.  In response to several questions, Mr. Petry refused to provide any information concerning on what terms or at what price he believed the Company should be sold.  Mr. Petry was dismissive of the directors' statements characterizing the Board's efforts as being focused on creating long-term value and, in response to such statements, Mr. Petry indicated that the only value relevant to the Company is the value realizable in the immediate future, which the Company views as a statement that disregards the interests of the Company's long-term stockholders.
•	The proxy contest will be "neither constructive nor beneficial to Ashford Prime or its other stockholders."
The Company acknowledges the Staff's comment and respectfully submits that the Company has a reasonable basis for this statement.
The Company submits the following items to the Staff's attention with respect to the Company's statement that the proxy contest will be "neither constructive nor beneficial to Ashford Prime or its other stockholders."  The Company has met with representatives from Sessa Capital several times.  In each of these meetings, representatives from the Company solicited Sessa's opinions and concerns in the spirit of cooperative and responsive stockholder engagement.  Despite the Company's efforts, Sessa's actions to date appear to show that its primary interest has always been to run a proxy contest in order to gain control of the Board and force a sale of the Company.  The Company believes that such subterfuge prior to the commencement of the proxy contest needlessly consumed Company resources and was neither constructive nor beneficial to the Company or its other stockholders. In addition, a proxy contest requires the Company to engage multiple advisors and will require even more time and attention from the Company's senior management and the Board.  As a result, the Company will have fewer resources to devote to executing its business strategy and maintaining the day-to-day operations of its business and may be forced to delay the completion of its previously announced strategic review process, all of which would harm the Company and its stockholders.
2.
Please advise as to the basis for referring to Ashford Prime's notice of nomination as a "purported" notice. If there is no reasonable basis to assume that the notice is illegitimate, please refrain from making this statement in future filings.

In response to this comment, the Company respectfully notes that at the time of the Filing, the Company, through its Nominating and Corporate Governance Committee, was in the early stages of reviewing Sessa's nomination materials, which included (i) a notice letter from Sessa to the Company, (ii) two offering memorandums from two Sessa-affiliated funds and (iii) director and officer questionnaire responses from each of Sessa's proposed director nominees (items (i), (ii) and (iii), collectively, the "Sessa Notice"), in order to determine whether the Sessa Notice complied with the Company's Bylaws and applicable law.  Accordingly, the Company referred to the Sessa Notice as a "purported notice of nomination" in order to avoid any premature implication that the Company had reached a determination that the Sessa Notice was valid.  In the course of its initial review, the Company has identified numerous items that were either not provided or were not responsive to the information requested.  The Company has also learned that certain information regarding purchases of the Company's common stock by one of Sessa's proposed nominees was not disclosed in the Sessa Notice, despite the Bylaws' requirement that such information be provided in any valid stockholder nomination notice.  Furthermore, it has also come to the our attention that the Sessa Notice included false biographical information with respect to one of Sessa's proposed nominees.  The review of the Sessa Notice by the Company's Nominating and Corporate Governance Committee is ongoing.
*        *         *
In connection with this response to the Staff's comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	David A. Brooks Chief Operating Officer, General Counsel and Secretary Ashford Hospitality Prime, Inc.